Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 28, 2009 with respect to the Consolidated Balance Sheet of The GC Net Lease REIT, Inc. as of December 31, 2008, included in Amendment No.1 to the Registration Statement on Form S-11 (No. 333 - 159167) and related Prospectus of The GC Net Lease REIT, Inc. for the registration of 82,500,000 shares of its common stock.

We also consent to the use of our report dated April 28, 2009 with respect to the Statement of Revenue and Certain Expenses of the Renfro Property for each of the three years ended December 31, 2008 included in Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-159167) and related Prospectus of The GC Net Lease REIT, Inc. for the registration of 82,500,000 shares of its common stock.

/s/ Ernst & Young LLP

Los Angeles, California

August 19, 2009